Exhibit 12.1
THE LUBRIZOL CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(all amounts except ratios are shown in millions)

	2007	2006	2005	2004	2003

Pretax income from continuing operations	$399.0	$262.0	$240.2	$134.5	$123.8

Add (deduct) earnings of less than 50% owned affiliates (net of distributed earnings) included in pretax income	(0.3)	(0.8)	0.1	(0.8)	0.8

Add losses of less than 50% owned affiliates included in pretax income	—	—	—	—	0.2

Add fixed charges net of capitalized interest	101.4	108.5	114.9	85.8	30.4

Add previously capitalized interest amortized during period	0.7	1.0	1.1	1.2	1.3

“Earnings”	$500.8	$370.7	$356.3	$220.7	$156.5

Gross interest expense including capitalized interest	$93.5	$101.2	$105.8	$77.6	$25.3

Interest portion of rental expense	9.6	8.8	9.8	8.8	5.3

“Fixed charges”	$103.1	$110.0	$115.6	$86.4	$30.6

Ratio of earnings to fixed charges	4.86	3.37	3.08	2.55	5.11